United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2014

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒   Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale concludes sale of stakes in VLI to Mitsui and FI-FGTS

Rio de Janeiro, April 15, 2014 — Vale S. A. (Vale) informs that it has concluded the transaction announced on September 18, 2013, transferring 20% of the total capital of VLI S.A. (VLI) to Mitsui & Co., Ltd. (Mitsui) for R$ 1.5 billion and 15.9% to the Investment Fund of the Fundo de Garantia do Tempo de Serviço — FGTS (FI-FGTS), whose assets are managed by the Brazilian bank Caixa Econômica Federal, for R$ 1.2 billion.

The cash proceeds from the sale to FI-FGTS and R$800 million of the proceeds from the sale to Mitsui will consist of cash contribution to VLI in consideration of the issue of new shares to Mitsui and FI-FGTS. The cash contribution to VLI will be used to finance part of VLI’s investment plan.

The remaining amount of the transaction, R$709 million, was paid directly to Vale from Mitsui.

As announced in December 2013, Vale has also entered into an agreement with an investment fund managed by Brookfield Asset Management (Brookfield) for the sale of 26.5% of Vale’s stake in VLI for R$ 2 billion to be paid directly to Vale, which is still subject to conditions precedent, including the approval by CADE and ANTT. Upon completion of this transaction, Vale will hold 37.6% of VLI’s total share capital.

For further information, please contact:

+55-21-3814-4540

Rogerio Nogueira: rogerio.nogueira@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Marcelo Bonança Correa: marcelo.bonanca@vale.com

Marcelo Lobato: marcelo.lobato@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Samantha Pons: samantha.pons@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Tavares Nogueira
Date: April 15, 2014		Rogerio Tavares Nogueira
Director of Investor Relations